[Cadwalader, Wickersham & Taft LLP Letterhead]

May 26, 2017

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Christina M. Thomas, Attorney-Adviser

Re:	Buffalo Wild Wings, Inc. (the “Company”) Definitive Additional Soliciting Materials Filed May 22, 2017 by Marcato Capital Management LP et al. (“Marcato”) File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter, dated May 23, 2017 (the “Comment Letter”), concerning the above-referenced soliciting materials filed with the Commission on May 22, 2017 (the “Filing”).

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

DFAN filed May 22, 2017

1.	We note the following language under FAQ Number 4: “There are no casual-dining operators on BWLD’s current Board, nor any on their proposed slate.” We also note the description of Sam Rovit’s relevant experience following this statement. The statement quoted above is inconsistent with the fact that Sam Rovit is a director nominee on Buffalo Wild Wings’ slate. Please advise us, with a view toward corrective disclosure, how the statement that there are no casual-dining operators on Buffalo Wild Wings’ proposed slate may be reconciled with the fact that Sam Rovit is on their proposed slate.

Marcato acknowledges the Staff’s comment and respectfully notes that Mr. Rovit has never operated a restaurant, casual dining or otherwise. Rather, Mr. Rovit has extensive experience in the food services industry building and leading consumer retail brands, and managing and servicing complex manufacturing supply chains1. The following sets forth Mr. Rovit’s professional experience over the past 29 years:

•	Partner and Director at Bain & Company, Inc., a management consulting firm (1988-2005; 2008-2010);

[1]	See p. 20 of Marcato’s definitive proxy statement, filed on April 20, 2017.

•	Chief Executive Officer and Director at Swift & Company Inc., a multinational red meat processor (2005-2007);

•	EVP and President, at Kraft Foods, a global food and beverage manufacturer (2011-2015); and

•	President and Chief Executive Officer at CTI Foods, a food service manufacturer (2015-present).

Furthermore, the description of Mr. Rovit’s experience in FAQ Number 4 relates solely to Mr. Rovit’s role as “President and CEO of CTI Foods.” As indicated above, CTI Foods is not a casual dining restaurant; the company is a food service manufacturer that provides custom food solutions to major chain restaurants and other manufacturers in North America.2

Thus, the statement that “[t]here are no casual-dining operators on BWLD’s current Board, nor any on their proposed slate” is not inconsistent with the fact that Sam Rovit is a director nominee on the Company’s slate.

2.	We note the reference to http://www.winningatwildwings.com, the website maintained in connection with the proxy contest, in the above-captioned submission. The website contains, under the tabs labeled “Presentations & Letters” and “Press Releases”, several letters and presentations drafted prior to February 6, 2017 that have not been filed as soliciting material on EDGAR. Because these communications are freely accessible to security holders via the website, they appear to have been furnished. As these communications also appear reasonably calculated to result in the procurement, withholding or revocation of a proxy, a solicitation within the meaning of Rule 14a- 1(l)(iii) seems to have occurred. Accordingly, please file these soliciting materials as required by Rule 14a-6(b) under the EDGAR header tag “DFAN14A”, or advise.

In response to this comment, Marcato filed the above-referenced soliciting materials under the EDGAR header tag “DFAN14A” on May 24, 2017 (the “May 24 Filing”).

3.	In order to enter the http://www.winningatwildwings.com website, a security holder must affirmatively acknowledge a disclaimer which states the following: “Neither Marcato Capital nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information.” This language appears to be intended to dissuade the assenting security holders from seeking any protections to which they may be entitled to receive under the federal securities laws. Please remove this disclaimer from the website, or advise us of the legal basis upon which the participants relied to conclude that the website’s informational content creates no exposure to legal liability for the participants under the federal securities laws.

In response to this comment, Marcato removed the statement that “[n]either Marcato Capital nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information” from the disclaimer for the http://www.winningatwildwings.com website. Marcato respectfully directs the Staff to the May 24 Filing, which includes the revised website disclaimer.

*        *        *

[2]	Id.

In connection with these responses to the Staff’s comments, Marcato acknowledged to me and I therefore acknowledge on its behalf that:

•	Marcato is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Marcato may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Richard T. McGuire III

Managing Partner

Marcato Capital Management LP

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